UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
Amendment No. 1

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: ____________	Commission File Number 001-33905

UR-ENERGY INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127
(720) 981-4588
(Address and telephone number of Registrant’s principal executive offices)

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form [ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES ___         82-                NO X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ____      NO X

FORWARD-LOOKING STATEMENTS

     The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Ur-Energy Inc. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” or the negative or other similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in (i) the Annual Information Forms of the Registrant filed as Exhibits 3 and 91 to this Registration Statement, (ii) the final short form prospectus filed as Exhibit 76 to this Registration Statement, and (iii) the Supplemental Risk Factors filed as Exhibit 1 to this Registration Statement.

     The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States GAAP. Significant differences between Canadian GAAP and United States GAAP pertaining to the Registrant are described in Note 15 to the Amended Audited Annual Consolidated Financial Statements for the years ended December 31, 2006 and 2005, which are filed as Exhibit 10 to this Registration Statement and Note 14 to the Amended Audited Annual Consolidated Financial Statements for the years ended December 31, 2007 and 2006, which are filed as Exhibit 99 to this Registration Statement.

RESOURCE AND RESERVE ESTIMATES

     The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve, or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

     In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under

Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

     Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits is not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 1 through 142 as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference: (i) Exhibit 10, the Amended Audited Annual Consolidated Financial Statements of the Registrant for the years ended December 31, 2006 and 2005, including a reconciliation to United States GAAP as required by Item 17 of Form 20-F, (ii) Exhibit 99, the Amended Audited Annual Consolidated Financial Statements of the Registrant for the years ended December 31, 2007 and 2006, including a reconciliation to United States GAAP as required by Item 17 of Form 20-F, (iii) Exhibit 4, Management’s Discussion and Analysis for the year ended December 31, 2006, and (iv) Exhibit 92, Management’s Discussion and Analysis for the year ended December 31, 2007, all as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 140 through 142 and Exhibits 134 through 136, inclusive, as set forth in the Exhibit Index attached hereto.

OFF BALANCE SHEET ARRANGEMENTS

     The Registrant has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table lists, as of December 31, 2007, information with respect to the Registrant’s known contractual obligations:

Contractual Obligations	Payments Due by Period (All amounts in US dollars)
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Office operating leases (1)	$561,500	$216,400	$193,000	$152,100	Nil

(1)	The Registrant is committed to an operating lease for office premises in Littleton, Colorado. This operating lease has a term extending to January 2009. The Registrant has entered into an operating lease for office premises in Casper, Wyoming. This operating lease has a five year term extending to September 2012.

UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     On January 8, 2008, the Registrant filed with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

     Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

UR-ENERGY INC.

	By:	/s/ Roger L. Smith
Roger L. Smith
Chief Financial Officer

Date: July 3, 2008

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement.

Exhibit	Description
1	Supplemental Risk Factors	*
2	Form F-X	*

Annual Information
3	Annual Information Form for the Year Ended December 31, 2006	*
4	Management Discussion and Analysis for the Year Ended December 31, 2006	*
5	Form 52-109F1 – Certification of Annual Filings – CFO	*
6	Form 52-109F1 – Certification of Annual Filings – CEO	*
7	Consent of author C. Stewart Wallis, P. Geo., of Scott Wilson Roscoe Postle Associates Inc. (NI 43-101) dated March 29, 2007	*
8	Consent of author John D. Charlton, P. Geo. (NI 43-101) dated March 29, 2007	*
9	ON Form 13-502F1– Annual Participation Fee for Reporting Issuers for the Year Ended December 31, 2006	*
10	Amended Audited Annual Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005, including a United States GAAP reconciliation	*

Quarterly Information
11	Management Discussion and Analysis for the Three-Month Period Ended March 31, 2007	*
12	Unaudited Interim Consolidated Financial Statements for the Three-Month Period Ended March 31, 2007	*
13	Form 52-109F2 – Certification of Interim Filings – CFO	*
14	Form 52-109F2 – Certification of Interim Filings – CEO	*
15	Management Discussion and Analysis for the Three-Month Period Ended June 30, 2007	*
16	Unaudited Interim Consolidated Financial Statements for the Three-Month Period Ended June 30, 2007	*
17	Form 52-109F2 – Certification of Interim Filings – CFO	*
18	Form 52-109F2 – Certification of Interim Filings – CEO	*
19	Management Discussion and Analysis for the Three-Month Period Ended September 30, 2007	*
20	Unaudited Interim Consolidated Financial Statements for the Three-Month Period Ended September 30, 2007	*
21	Form 52-109F2 – Certification of Interim Filings – CFO	*
22	Form 52-109F2 – Certification of Interim Filings – CEO	*

Alternative Monthly Reports
23	Alternative Monthly Report dated May 4, 2007	*
24	Alternative Monthly Report dated June 7, 2007	*

Shareholder Meeting Materials
25	Confirmation of Notice of Meeting and Record Date dated March 9, 2007	*
26	Notice of Meeting dated April 12, 2007	*
27	Management Proxy Circular dated April 12, 2007	*
28	Form of proxy for the annual shareholder meeting on May 18, 2007	*
29	Notice of mailing dated May 1, 2007	*
30	Report of proxy voting at the annual shareholder meeting on May 18, 2007	*

Material Change Reports
31	Material Change Report dated April 23, 2007	*
32	Material Change Report dated May 14, 2007	*
33	Material Change Report dated May 29, 2007	*
34	Material Change Report dated July 27, 2007	*

News Releases
35	Press Release dated January 4, 2007	*
36	Press Release dated January 11, 2007	*
37	Press Release dated January 15, 2007	*
38	Press Release dated January 16, 2007	*
39	Press Release dated February 23, 2007	*
40	Press Release dated February 26, 2007	*
41	Press Release dated February 28, 2007	*
42	Press Release dated April 11, 2007	*
43	Press Release dated April 17, 2007	*
44	Press Release dated April 17, 2007	*
45	Press Release dated April 23, 2007	*
46	Press Release dated May 1, 2007	*
47	Press Release dated May 9, 2007	*
48	Press Release dated May 10, 2007	*
49	Press Release dated May 10, 2007	*
50	Press Release dated May 22, 2007	*
51	Press Release dated June 4, 2007	*
52	Press Release dated June 7, 2007	*
53	Press Release dated June 11, 2007	*
54	Press Release dated June 18, 2007	*
55	Press Release dated June 25, 2007	*
56	Press Release dated June 26, 2007	*

57	Press Release dated July 11, 2007	*
58	Press Release dated July 24, 2007	*
59	Press Release dated July 24, 2007	*
60	Press Release dated July 26, 2007	*
61	Press Release dated August 2, 2007	*
62	Press Release dated August 23, 2007	*
63	Press Release dated August 29, 2007	*
64	Press Release dated September 19, 2007	*
65	Press Release dated September 24, 2007	*
66	Press Release dated October 25, 2007	*
67	Press Release dated October 31, 2007	*
68	Press Release dated November 8, 2007	*
69	Press Release dated November 9, 2007	*
70	Press Release dated December 20, 2007	*

Prospectuses
71	Preliminary short form prospectus dated April 23, 2007	*
72	Consent of W. William Boberg (NI 43-101) dated April 23, 2007	*
73	Consent of author John D. Charlton, P. Geo. (NI 43-101), dated April 23, 2007	*
74	Consent of author C. Stewart Wallis, P. Geo., of Scott Wilson Roscoe Postle Associates Inc. (NI 43-101) dated April 23, 2007	*
75	MRRS Decision Document (Preliminary)	*
76	Final short form prospectus dated May 1, 2007	*
77	Consent of author C. Stewart Wallis, P. Geo., of Scott Wilson Roscoe Postle Associates Inc. (NI 43-101) dated May 1, 2007	*
78	Consent of author John D. Charlton, P. Geo. (NI 43-101), dated May 1, 2007	*
79	Consent of W. William Boberg (NI 43-101) dated May 1, 2007	*
80	Consent of Cassels Brock & Blackwell LLP dated May 1, 2007	*
81	Consent of McCarthy Tétrault LLP dated May 1, 2007	*
82	Consent of PricewaterhouseCoopers LLP dated May 1, 2007	*
83	MRRS Decision Document (Final)	*

Material Agreements
84	Employment Agreement between Ur-Energy USA, Inc. and W. William Boberg dated January 1, 2007	*
85	Employment Agreement between Ur-Energy USA, Inc. and Harold A. Backer dated January 1, 2007	*
86	Employment Agreement between Ur-Energy USA, Inc. and Jeffrey Klenda dated January 1, 2007	*
87	Employment Agreement between Ur-Energy USA, Inc. and Wayne W. Heili dated February 19, 2007	*

Consents
88	Consent of author C. Stewart Wallis, P. Geo., of Scott Wilson Roscoe Postle Associates Inc.	*
89	Consent of author John D. Charlton, P. Geo.	*
90	Consent of PricewaterhouseCoopers LLP	*

Additional Annual Information
91	Annual Information Form for the Year Ended December 31, 2007
92	Management Discussion and Analysis for the Year Ended December 31, 2007
93	Form 52-109F1 – Certification of Annual Filings for the Year Ended December 31, 2007 – CFO
94	Form 52-109F1 – Certification of Annual Filings for the Year Ended December 31, 2007– CEO
95	Consent of author C. Stewart Wallis, P. Geo., of Scott Wilson Roscoe Postle Associates Inc. (NI 43-101) dated March 28, 2008
96	Consent of author John D. Charlton, P. Geo. (NI 43-101) dated March 28, 2008
97	ON Form 13-502F1– Annual Participation Fee for Reporting Issuers for the Year Ended December 31, 2007
98	Audited Annual Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006, including a United States GAAP reconciliation
99	Amended Audited Annual Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006, including a United States GAAP reconciliation
100	Form 52-109F1 – Certification of Annual Filings for the Year Ended December 31, 2007 – CFO
101	Form 52-109F1 – Certification of Annual Filings for the Year Ended December 31, 2007– CEO

Additional Quarterly Information
102	Management Discussion and Analysis for the Three-Month Period Ended March 31, 2008
103	Unaudited Interim Consolidated Financial Statements for the Three-Month Period Ended March 31, 2008
104	Form 52-109F2 – Certification of Interim Filings – CFO
105	Form 52-109F2 – Certification of Interim Filings – CEO

Additional Alternative Monthly Reports
106	Alternative Monthly Report dated March 6, 2008

Additional Shareholder Meeting Materials
107	Confirmation of Notice of Meeting and Record Date dated March 7, 2008
108	Notice of Meeting dated April 3, 2008

109	Management Proxy Circular dated April 3, 2008
110	Cover letter to shareholders dated April 5, 2008
111	Form of proxy for the annual shareholder meeting on May 8, 2008
112	Report of proxy voting at the annual shareholder meeting on May 8, 2008

Technical Report
113	Technical Report dated April 2, 2008
114	Consent of author John Kyle, P.E. (NI 43-101), dated April 7, 2008
115	Consent of author Douglas K. Maxwell, P.E. (NI 43-101), dated April 7, 2008
116	Certificate of author John Kyle, P.E. (NI 43-101), dated April 7, 2008
117	Certificate of author Douglas K. Maxwell, P.E. (NI 43-101), dated April 7, 2008

Additional Material Change Reports
118	Material Change Report dated January 8, 2008
119	Material Change Report dated April 1, 2008

Additional News Releases
120	Press Release dated January 7, 2008
121	Press Release dated January 24, 2008
122	Press Release dated January 31, 2008
123	Press Release dated February 1, 2008
124	Press Release dated February 1, 2008
125	Press Release dated February 4, 2008
126	Press Release dated February 4, 2008
127	Press Release dated February 29, 2008
128	Press Release dated March 24, 2008
129	Press Release dated March 26, 2008
130	Press Release dated April 2, 2008
131	Press Release dated April 3, 2008
132	Press Release dated April 9, 2008
133	Press Release dated May 8, 2008
134	Press Release dated May 9, 2008
135	Press Release dated May 22, 2008
136	Press Release dated June 11, 2008
137	Press Release dated June 17, 2008
138	Press Release dated June 19, 2008

Miscellaneous

139	Cover letter dated May 9, 2008 correcting press release dated May 8, 2008

Additional Consents
140	Consent of author John Kyle, P.E. of Lyntek Incorporated
141	Consent of author Douglas K. Maxwell, P.E. of Lyntek Incorporated
142	Consent of PricewaterhouseCoopers LLP

* Previously filed on Form 40-F (SEC File Number 001-33905) filed on January 7,2008.